JERI-JO KNITWEAR, INC.
                         (formerly JJ Acquisition Corp.)
                          McNAUGHTON APPAREL GROUP INC.
                       (formerly Norton McNaughton, Inc.)
                               463 Seventh Avenue
                               New York, NY 10018

                                                           August 29, 2000

Susan Schneider
Leslie Schneider
Scott Schneider
c/o Currants
1407 Broadway
Suite 2909
New York, NY 10018

         Re: Agreement of Purchase and Sale dated as of April 15, 1998, as amended (the "Agreement"), by and among JJ Acquisition Corp. (now Jeri-Jo Knitwear, Inc.), Norton McNaughton, Inc. (now McNaughton Apparel Group Inc.), Jeri-Jo Knitwear Inc., Jamie Scott, Inc. and the Stockholders of Jamie Scott, Inc.
                  -------------------------------------------------------------


Ladies and Gentlemen:

                  Reference is made to the Agreement. Capitalized terms used and not defined below shall have the meanings assigned to such terms in the Agreement. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend the Agreement as set forth below.

                   1. Section 2.02(d)(A)(i)(1)of the Agreement is amended by deleting the reference therein to "$95,000,000 (the "Initial Payment")" and replacing it with a reference to "$65,000,000 (the "First Initial Payment")".

                  2. Section 2.02(d)(A)(ii)of the Agreement is hereby deleted in its entirety and amended to read as follows:

                           "(ii) as a condition to the Purchaser's and Norton's obligations under clause (A)(iii)below, simultaneously with the delivery of the Second Initial Payment (as defined in clause (A)(iii)below), the Stockholder Representative shall deliver the Earn Out Letter of Credit to Norton for cancellation."

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                                       2

                  3. Section 2.02(d)of the Agreement is amended to add thereto a new subclause (A)(iii)as follows:

                           "(iii) At or before 3: 00 p. m. on October 2,200O (time being of the essence), the Purchaser and Norton shall pay $30,000,000 (the "Second Initial Payment"; the Second Initial Payment, together with the First Initial Payment, collectively, the "Initial Payment"), together with interest on the unpaid amount of the Second Initial Payment until paid at a rate per annum equal to 8.25% computed for the actual number of days elapsed during the period from and including August 29,200O to but excluding the date of the payment and on the basis of a 360-day year, to the Designees by wire transfer of immediately available funds to a bank account(s)designated by the Designees."

                  4. Each of Section 2.02(d)(B)(i)(i)and Section
2.02(d)(C)(i)(i)of the Agreement is hereby amended to delete from each such Section the phrase "subsection (A)(i)(l) above" and replacing it in each such Section with a reference to "subsections (A)(i)(l)and (A)(iii) above".

                  5. Paragraph 10 of the Amendment to the Agreement dated as of August 3, 2000 (the "August Amendment")is hereby deleted in its entirety and shall be of no further force or effect. The parties hereto acknowledge and agree that the Earn Out Payment under the Agreement (as amended by the August Amendment and hereby)is $190,000,000, which shall be payable by the Purchaser and Norton, and shall be fully satisfied by the payment by the Purchaser and Norton, as provided in Section 2.02(d)(B)(i )(on a discounted basis)or Section 2.02(d)(C)(i), as applicable, of the Agreement (as amended by the August Amendment and hereby). The parties acknowledge and agree that, in the event that the Purchaser and Norton default in their obligations under Section 2.02(d)(A)(iii)of the Agreement (as amended by the August Amendment and hereby), in addition to any other rights of the Designees upon default by the Purchaser and Norton under the Agreement, (A)the cash amount payable under Section 2.02(d)(A)(iii)of the Agreement (as amended by the August Amendment and hereby)shall constitute, and be deemed and construed for all purposes to be, an "Earn Out Payment in excess of the Stock Earn Out Amount," (B)no dispute exists with respect thereto (other than any non-payment that may occur as and when due), (C)in the event of any non-payment of such amount as and when due the beneficiary under that certain Letter of Credit No. 933394 dated June 181998, as amended, issued by Bank of America, N. A. (formerly known as NationsBank, N. A.), shall be entitled to draw thereunder in the overdue amount (subject to the maximum amount of such Earn Out Letter of Credit), and (D)such non-payment would be properly described by checking the second certification box (in respect of the "Second Amount")in submitting the Irrevocable Letter of Credit Certificate substantially in the form of Exhibit B to such Earn Out Letter of Credit. Notwithstanding anything to the contrary contained herein, in the Agreement or in the August Amendment, provided that the Purchaser and Norton comply with each of the provisions of Section 2.02(d)(A)(i)of the Agreement (as amended by the August Amendment and hereby), each of the Designees and the Stockholder Representative (as the beneficiary under the Earn Out Letter of Credit)hereby acknowledge and agree with the Purchaser and Norton that the Stockholder Representative (as the beneficiary under the Earn Out Letter of Credit)is not entitled to draw, and accordingly agree not to draw, and the Designees agree to cause the Stockholder Representative not to draw, any amount under the Earn Out Letter

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                                       3

of Credit unless and until there has occurred a default by the Purchaser and Norton pursuant to Section 2.02(d)(A)(iii)of the Agreement (as amended by the August Amendment and hereby).

                  6. Except as amended by this amendment, the Agreement and the August Amendment are hereby ratified and confirmed in all respects. Nothing in this amendment shall confer or deemed to confer any right, remedy, benefit or entitlement to any third party (other than the Designees). This amendment shall be construed pursuant to and in accordance with the laws of the State of New York, without regard to conflict of law principles, and may be executed in counterparts, including by telecopy, each of which shall be deemed an original, and all of which taken together shall constitute one and the same amendment.

                                                   Very truly yours,

                                                   JERI-JO KNITWEAR, INC.
                                                   MCNAUGHTON APPAREL GROUP INC.



                                                   By:/s/ Amanda J. Bokman
                                                      --------------------------
                                                      Name: Amanda J. Bokman


Agreed as of the first above written:

/s/ Susan Schneider
-----------------------------------------------
                  Susan Schneider, for herself
                  and as the beneficiary under the
                  Earn Out Letter of Credit

/s/ Leslie Schneider
-----------------------------------------------
                  Leslie Schneider

/s/ Scott Schneider
-----------------------------------------------
                  Scott Schneider